December 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio-Tech International Registration Statement on Form S-3 File No. 333-291219

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Trio-Tech International, a California corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. Eastern Standard Time on Tuesday, December 16, 2025, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Jack Kennedy at (619) 272-7064, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours,

/s/ Anitha Srinivasan Anitha Srinivasan Chief Financial Officer Trio-Tech International

cc:	Jack Kennedy
Disclosure Law Group, a Professional Corporation